September 13, 2021

VIA EDGAR
==========
Lisa Larkin
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549
RE:	Volt ETF Trust; File Nos. 333-171279 and 811-22507

Dear Ms. Larkin,
On June 7, 2021, Volt ETF Trust (the “Trust” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”) with respect to the Volt Bitcoin Revolution ETF (the “Fund”). On July 27, 2021, you provided oral comments. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.
General:
Comment 1. Please change the name of the Fund as it does not invest directly in bitcoin, so, as currently used in the name, the word “bitcoin” could be misleading.
Response. The Registrant has changed the Fund’s name to the “Volt Crypto Ecosystem Revolutionaries ETF”.
Prospectus:
Summary
Comment 2. Please revise the introduction to the fee table to state that it shows the fees and expenses that you may pay if you buy, hold, and sell shares and supplementally provide a completed fee table and expense example before effectiveness of the Registration Statement.
Response. The Registrant has updated the introduction and provided completed fee table and expense example as set forth below:
Fees and Expenses of the Fund: This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. Investors purchasing or selling shares of the Fund in the secondary market may be subject to costs (including customary brokerage commissions) charged by their broker. These costs are not included in the expense example below.

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Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.85%
Distribution and 12b-1 Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.85%
(1) Estimated for the current fiscal year.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.
The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem (or you hold) all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

1 Year	3 Years
$87	$271

Comment 3. In “Principal Investment Strategies”, if the Fund will invest in publicly traded companies, please clarify the disclosure to state so.
Response. The Advisor has confirmed to the Registrant that the Fund will invest in publicly traded companies, and the Registrant has revised the disclosure accordingly.
Comment 4. In the second paragraph in “Principal Investment Strategies”, please clarify (1) in romanette (i) how long ago a company could have held bitcoin on their balance sheet to still qualify for investment; and (2) please clarify in in romanette (iii) what “otherwise benefits from” means and what is meant by “transactional innovations”. In addition, please define Bitcoin Revolution Companies to be more closely tied to bitcoin such as a revenue test in order to reference bitcoin in the Fund’s name.
Response. The Registrant has revised the disclosure to clarify that a company would have to have held bitcoin on their balance sheet within the last 24 months to still qualify for investment; has removed the reference to “otherwise benefits from” from romanette (iii); and clarified what is meant by “transactional innovations”. The Registrant has revised the definition of Bitcoin Revolution Companies as follows:
The Fund defines companies with exposure to bitcoin and its supporting infrastructure as “Bitcoin Ecosystem Revolutionaries ~~Companies~~”, which are companies that: (i) hold or have held within the last ~~[__]~~ 24 months at least $100 million in bitcoin on their balance sheet for treasury management purposes or otherwise, and of which bitcoin is the majority holding among that company’s cryptocurrency assets; (ii) derive at least 75% of their revenue from mining or lending in bitcoin as can be reasonably determined by the company’s official quarterly or annual filings from the past 12 months ~~actively using, investing in, developing, mining or have products that are poised to benefit from bitcoin and bitcoin’s blockchain technology and/or the potential for increased efficiency that it provides to various business processes~~; or (iii) act as bitcoin exchanges, which allow users to purchase, sell, custody, transfer, or withdraw bitcoin ~~developing, producing, or providing technology and/or cloud services or equipment that facilitates or supports the creation or transmission of bitcoin or blockchain technology or relies on bitcoin, blockchain technology, or cryptocurrency, such as semiconductors, cloud hosting services, and graphics cards that are used in bitcoin mining~~.

Comment 5. In “Principal Investment Strategies”, in what might the Fund invest with 20% of the Fund’s portfolio besides equity related ETFs?
Response. The Advisor has confirmed to the Registrant that the equity exposure will come from direct investments in equities or through indirect investments through equity ETFs. The Registrant has revised the disclosure accordingly.
Comment 6. In the fourth paragraph in “Principal Investment Strategies”, please define “fiat currencies”.
Response. The Registrant has revised the disclosure to define “fiat currencies” as traditional currencies, such as the U.S. dollar, that are government-issued and are not backed by a physical commodity, such as gold or silver.
Comment 7. In the last sentence of the fifth paragraph in “Principal Investment Strategies”, please revise the disclosure to state that the Fund “may invest in” equity securities rather than “may include” equity securities.
Response. The Registrant has revised the disclosure as requested.
Comment 8. In the sixth paragraph in “Principal Investment Strategies”, please remove the reference to MicroStrategy Incorporated and just reference the type of company it is as it could be misleading if the Fund is not significantly invested in the company at any given point in time.
Response. The Registrant has revised the disclosure as requested.
Comment 9.  In in the options overlay section of “Principal Investment Strategies”, if the call options on securities will be limited to Bitcoin Revolution Companies, please clarify that in the disclosure.
Response. The Advisor has confirmed to the Registrant that the call options on securities will not be limited to Bitcoin Ecosystem Revolutionaries.
Comment 10. In “Principal Risks of Investing in the Fund”, please add disclosure about investments in the Fund not being insured by the FDIC.
Response. The Registrant has added the disclosure requested.
Comment 11. In “Principal Risks of Investing in the Fund”, please revise the risk for MicroStrategy Incorporated in accordance with the revisions to the strategy disclosure.

Response. The Registrant has revised the MicroStrategy Incorporated Focus Risk as requested.

Comment 12. In “Principal Risks of Investing in the Fund”, please confirm supplementally if the Fund will be traded outside a collateralized settlement system. If so, we may have additional comments.

Response. The Registrant confirms that the Fund does not anticipate being traded outside a collateralized settlement system.

Comment 13. In “Principal Risks of Investing in the Fund”, please add a risk for high portfolio turnover.

Response. The Registrant has added the risk requested.

Additional information about the Fund’s Investment Objective, Principal Investment Strategies, and Risks

Comment 14. In the strategy, please add disclosure that the Fund concentrates its investments. Please also add disclosure regarding how the Advisor decides which securities to sell.

Response. The Registrant has added the disclosure requested.

SAI:

Comment 15. In the Trustee and Officer table, please add descriptions of the nature of a particular business unless it is obvious from the company’s name.

Response. The Registrant has revised the disclosure as requested.

* * *

If you have any questions or comments, please contact the undersigned at 214.665.3685.  Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle